UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For
21 January 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X            Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                No X

Issued by Harmony Gold Mining
Company Limited

21 January 2010

For more details contact:
Esha Brijmohan
Investor Relations Officer

on +27(0)82 759 1775

or
Marian van der Walt
Executive: Corporate and Investor
Relations
on +27(0)82 888 1242
Corporate Office:
Randfontein Office Park
P O Box 1
Randfontein
South Africa 1796
T +27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228
FRANK ABBOTT CONTINUES TO SERVE AS EXECUTIVE DIRECTOR
Johannesburg. Thursday, 21 January 2010. Harmony Gold Mining Company Limited
(“Harmony”) is pleased to announce that Frank Abbott will continue to serve on the
Harmony Board as an executive director for the next 12 months. Frank will focus on the strategic planning and growth of the company.
Harmony’s Chief Executive Officer, Graham Briggs says, “We are delighted that Frank has agreed to remain a member of our team. Frank has played a key role in the success of this company. He has vast experience in the gold mining industry, he has driven some of Harmony’s major transactions in the past and his skills are invaluable to us.”
end.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 21, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director